January 10, 2025

Sean Dollinger
Chief Executive Officer
LQR House Inc.
6800 Indian Creek Dr. Suite 1E
Miami Beach, Florida 3141

       Re: LQR House Inc.
           Registration Statement on Form S-3
           Filed on January 6, 2025
           File No. 333-284138
Dear Sean Dollinger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing